CHARTERED SEMICONDUCTOR MANUFACTURING LTD (regn no. 198703584K) N e w s R e l e a s e

Exhibit 99.1

Investor Contacts:
Suresh Kumar (1) 408.941.1110 sureshk@charteredsemi.com	Lim Li Chuen (65) 6360.4060 lclim@charteredsemi.com
Media Contacts:
Chartered U.S.:	Chartered Singapore:

Tiffany Sparks (1) 408.941.1185 tiffanys@charteredsemi.com	Khor Hwee Eng (65) 6360.1748 khorhe@charteredsemi.com

CHARTERED TO ACQUIRE EIGHT-INCH WAFER FAB OPERATION IN SINGAPORE

Additional capacity to support mature technology offerings as Chartered faces limits in internal capacity enhancement

SINGAPORE – February 15, 2008 – Chartered Semiconductor Manufacturing Ltd. (Nasdaq: CHRT and SGX-ST: CHARTERED), one of the world’s top dedicated semiconductor foundries, today announced that it has entered into an agreement with Hitachi, Ltd and Hitachi Asia, Ltd to purchase 100 percent of the shares in Hitachi Semiconductor Singapore Pte Ltd (“HNS”), which owns and operates an eight-inch wafer fabrication facility located in Singapore, for a total consideration of approximately US$233 million in cash. This additional facility will augment the capacity of four eight-inch fabs Chartered currently operates.

The incremental capacity resulting from this transaction will enable Chartered to meet some of the additional requirements of existing customers, capture new business opportunities and further diversify its customer base. The transaction also includes a manufacturing agreement with Renesas Technology Corp, an existing customer of HNS, to provide approximately US$250 million to US$300 million worth of future wafer fabrication services. The transaction, which is scheduled to be completed at the end of first quarter 2008, is expected to be funded through a combination of existing cash balance, cash flow from operations and credit facilities and is subject to certain customary closing conditions. The transaction is expected to be neutral to Chartered’s earnings in 2008.

The facility is located on a 90,000 square-meter campus with building space of 28,000 square meters, including approximately 12,000 square meters of clean-room space. The bulk CMOS logic wafer fabrication facility is currently capable of producing approximately 24,000 eight-inch wafers per month at the 0.15-micron to 0.25-micron technology nodes. Based on the purchase consideration, the investment translates to approximately US$7.0 million per 1,000 wafers output per month capacity, after excluding the carrying value of the building and other current assets and liabilities acquired as part of this transaction.

“Chartered remains committed to providing a full suite of foundry services to customers, enabling them to deliver market-leading solutions not only in advanced technologies but also in mature technologies. This announcement reflects the progress we have made so far with our value-added technology offerings and allows us to capitalize the investments we have already made in that area by adding immediately available capacity near our existing campus with a trained employee base of approximately 800 people,” said Chia Song Hwee, president & CEO of Chartered.

Chartered’s 2008 cash-flow based capital expenditures are now expected to be US$590 million, US$40 million lower than what was communicated earlier, primarily due to lower capital expenditure requirements in existing eight-inch fabs, as a result of this acquisition. This figure does not include the cost of the acquisition.

Webcast Conference Call Today
Chartered will discuss the announcement on a conference call today, February 15, 2008, at 9.00 p.m. Singapore time (US time 5.00 a.m. PT/ 8.00 a.m. ET, Friday, February 15, 2008). A webcast of the conference call will be available to all interested parties on Chartered’s Web site at www.charteredsemi.com, under Investor Relations, or at http://ir.charteredsemi.com.

About Chartered

Chartered Semiconductor Manufacturing Ltd. (Nasdaq: CHRT, SGX-ST: CHARTERED), one of the world’s top dedicated semiconductor foundries, offers leading-edge technologies down to 65 nanometer (nm), enabling today’s system-on-chip designs. The company further serves its customers’ needs through a collaborative, joint development approach on a technology roadmap that extends to 32nm. Chartered’s strategy is based on open and comprehensive design enablement solutions, manufacturing enhancement strategies, and a commitment to flexible sourcing. In Singapore, the company operates a 300mm fabrication facility and four 200mm facilities. Information about Chartered can be found at www.charteredsemi.com.

Safe Harbor Statement under the provisions of the United States Private Securities Litigation Reform Act of 1995

This news release contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements, including without limitation, statements relating to the acquisition of HNS and how the additional facility will augment the capacity of Chartered’s existing fabs; the value of the manufacturing agreement with Renesas Technology Corp; the proposed funding for the transaction; the expected impact the transaction may have on Chartered’s earnings in 2008 and Chartered’s 2008 revised cash-flow based capital expenditures as a result of this acquisition reflect our current views with respect to future events and financial performance and are subject to certain risks and uncertainties, which could cause actual results to differ materially from historical results or those anticipated. Among the factors that could cause actual results to differ materially are changes to the schedule for the closing of the transaction; the proposed funding and liquidity position of Chartered; changes in demand from Renesas and other major customers; successful integration of HNS fab operations into Chartered’s operations; the successful qualification of Chartered’s processes and customers’ products in HNS’s fab; manufacturing capacity constraints, market outlook and trends for specific products; the slow down in the economic conditions in the United States as well as globally; demand and supply outlook in the semiconductor market; competition from other foundries and pricing pressures; products mix; unforeseen delays, interruptions and unavailability of materials, equipment, manpower and expertise. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be attained. In addition to the foregoing factors, a description of certain other risks and uncertainties which cause actual results to differ materially can be found in “Item 3. Key Information — D. Risk Factors” in our 2006 annual report on Form 20-F filed with the US SEC. You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s current analysis of future events. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.